February 19, 2014

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

Post Effective Amendment No. 105

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Alison White of the Division of Investment Management of the Commission with respect to Post Effective Amendment (“PEA”) No. 105 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1 (General)

(All Funds) Please include a Tandy representation in the response to the comments of the Commission staff regarding PEA No. 105 to the Trust’s registration statement.

Response:	The Tandy representation is included on page 5 of this response to comments of the Commission staff.

COMMENT 2 (General)

(Small Cap Growth Opportunities Fund) Please confirm that Mr. John Ganley’s comments with respect to PEA No. 103 have been incorporated for Harbor Small Cap Growth Opportunities Fund.

Response:	Mr. John Ganley’s comments with respect to PEA No. 103 were incorporated for Harbor Small Cap Growth Opportunities Fund in the Fund’s PEA No. 106 as filed on January 29, 2014 with the Commission.

COMMENT 3 (Prospectus – Fund Summary – Principal Investment Strategy)

(Commodity Real Return Strategy Fund, Unconstrained Bond Fund, Convertible Securities Fund, Emerging Markets Debt Fund, Bond Fund and Real Return Fund)

Response:	Please include language in the Funds’ Principal Investment Strategy Sections that clarifies whether a Fund is permitted to be the purchaser or seller of a credit default or total return swap. Also, please consider whether the Funds’ investment in swaps is carried out in a manner consistent with the Commission’s Release No. IC - 10666.

P.O. Box 804660   |   Chicago, Illinois 60680-4108

800-422-1050   |   www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 19, 2014

Response:	Comment No. 3 is accepted. Language has been added to the Funds’ Principal Investment Strategy Sections that clarifies whether a Fund is permitted to be the purchaser or seller of a credit default or total return swap. Additionally, we believe that the Funds’ investment in swaps is carried out in a manner consistent with the Commission’s Release No. IC - 10666.

COMMENT 4 (Prospectus – Fund Summary – Principal Investment Strategy)

(Global Value Fund) Please reference concentration risk as a principal investment strategy within the Principal Investment Strategy section, since concentration risk is identified as a principal risk of the Fund.

Response:	Harbor Global Value Fund was liquidated effective February 28, 2014; therefore, this comment is no longer applicable.

COMMENT 5 (Prospectus – Fund Summary – Principal Investment Strategy)

(Emerging Markets Equity Fund) Please consider including in the Principal Investment Strategy section examples of the specific emerging market countries in which the Fund will invest.

Response:	Comment No. 5 is accepted. Language has been added to the Principal Investment Strategy section to clarify that emerging market countries primarily include those countries that comprise the MSCI Emerging Markets (ND) Index, but may include other countries with similar characteristics. As of January 1, 2014, the MSCI Emerging Markets (ND) Index included in the following 21 emerging market countries: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

COMMENT 6 (Prospectus – Fund Summary - Fees and Expenses of the Fund)

(All Funds) Please provide the Commission with completed versions of the fee tables and expense examples.

Response:	Comment No. 6 is accepted. Completed fee tables and expense examples are included as Appendix A to this correspondence.

COMMENT 7 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

(All Applicable Funds) Please remove the footnote regarding expense limitation agreements from the expense tables where a Fund’s expenses do not exceed the expense cap and, therefore, the expense limitation agreement is inactive.

Response:	Comment No. 7 is accepted. This footnote has been deleted for all applicable Funds.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 19, 2014

COMMENT 8 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

(All Applicable Funds) Please confirm that the contractual expense limitation and/or fee waiver agreements for each applicable Fund will be filed with the Trust’s registration statement on Form N-1A. Also, please confirm that the contractual expense limitation and/or fee waiver will be reflected in the expense table for each applicable Fund only for the period that it is in place.

Response:	The applicable expense limitation and fee waiver agreements will be filed with the next PEA to the Fund’s registration statement on Form N-1A pursuant to section 485(b) of the Securities Act of 1933. Additionally, any contractual expense limitation or fee waiver will be reflected in the expense table for each applicable Fund only for the period that it is in place.

COMMENT 9 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

(All Applicable Funds) Please clarify whether a Fund’s investment adviser will have the ability to recoup from the Fund in the future any amounts that the investment adviser incurred pursuant to the Fund’s expense limitation agreement.

Response:	No, a Fund’s investment adviser does not have the ability to recoup from a Fund expenses that the investment adviser has incurred pursuant to the Fund’s expense limitation agreement. Accordingly, we do not believe that any change to the footnote to the Fee and Expense table regarding any expense limitation is warranted.

COMMENT 10 (Prospectus – Fund Summary – Fees and Expenses of the Fund)

(Commodity Real Return Strategy Fund) Please include expenses related to Harbor Cayman Commodity Fund Ltd. under a separate heading in the Fee and Expense Table.

Response:	Prior to March 1, 2013, expenses related to Harbor Cayman Commodity Fund Ltd. were included under a separate heading in the Fee and Expense Table. The Staff requested in its comments to PEA No. 98 that we include these expenses under the heading Management Fees or Other Expenses, as appropriate, and remove the heading Acquired Fund Fees and Expenses, since Harbor Cayman Commodity Fund Ltd is a wholly owned subsidiary of the Fund. In response to this comment, we removed the heading Acquired Fund Fees and Expenses in the Fee and Expense Table and have included expenses related to the Harbor Cayman Commodity Fund Ltd. under Management Fees or Other Expenses, as appropriate. We believe this approach is most appropriate given that as a wholly-owned subsidiary of the Fund, the financials for Harbor Cayman Commodity Fund Ltd. are consolidated with those of the Fund.

COMMENT 11 (Prospectus – Fund Summary – Expense Example)

(Emerging Markets Equity Fund and Small Cap Growth Opportunities Fund) Please consider removing 5- and 10-year expense numbers from the Expense Example, as they are not required for newly organized funds. Also, please include a footnote that states that expenses are based on estimated amounts for the fiscal year.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 19, 2014

Response:	Comment No. 11 is accepted. We have removed 5- and 10-year expense numbers from the Expense Example, as they are not required for newly organized funds, and we have included a footnote that states that expenses are based on estimated amounts for the fiscal year.

COMMENT 12 (Prospectus – Fund Summary – Performance)

(International Fund, International Growth Fund, Global Growth Fund and Emerging Markets Equity Fund) Please clarify whether the indices for these Funds are net of dividends. If so, please note that the Commission staff does not view the use of indices net of dividends to be appropriate as primary indices.

Response:	(ND) as it refers to the MSCI EAFE (ND) Index, MSCI All Country Word Ex. U.S. (ND) Index, MSCI AC World (ND) Index and MSCI Emerging Markets (ND) Index, the principal indices of Harbor International Fund, Harbor International Growth Fund, Harbor Global Growth Fund and Harbor Emerging Markets Equity Fund, respectively, indicates that the index reflects the maximum withholding taxes on reinvested dividends. We believe this is the most appropriate version of the index to use because the Funds would normally be subject to the highest withholding rates on foreign-sourced dividends paid to the Funds. We also are not aware of any published position by the Commission staff on the use of the (ND) version of indices.

COMMENT 13 (Prospectus – The Adviser and Subadviser – Composite Performance Information)

(All Applicable Funds) Please include composite performance information for the applicable Funds in the prospectus beneath a heading that states that the historical performance information for the composite is not that of the Fund. Also, please confirm that the Trust’s investment adviser maintains records necessary to support the composites’ prior performance calculations.

Response:	For each applicable Fund, historical performance information for the composite is included beneath a statement in bold typeface that the historical performance information for the composite is not that of the Fund. Additionally, we confirm that the Trust’s investment adviser maintains records necessary to support the composites’ prior performance calculations.

COMMENT 14 (Prospectus – The Adviser and SAI – Organization and Capitalization – General)

(All Funds) Please include language in the Trust’s Prospectus and SAI that clarifies that the exemptive order granted by the Commission provides that shareholders are not required to vote to approve new or amended subadvisory agreements for subadvisers that are unaffiliated with the Trust’s investment adviser.

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

February 19, 2014

Response:	Comment No. 14 is accepted. We will include language in the Trust’s Prospectus and SAI that clarifies that the exemptive order granted by the Commission provides that shareholders are not required to vote to approve new or amended subadvisory agreement for subadvisers that are unaffiliated with the Trust’s investment adviser.

*            *             *            *            *            *             *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Harbor Funds do not involve a master/feeder arrangement, (ii) none of the Harbor funds, except the Money Market Fund, is a money market fund, (iii) shares of the Harbor Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Harbor funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Harbor funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.

2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4420.

Sincerely,

/s/ Charles F. McCain
Charles F. McCain
Chief Compliance Officer

Cc:	Christopher P. Harvey, Esq.	David G. Van Hooser
	Jill Damon, Esq.	Anmarie S. Kolinski
	Jennifer Wendell, Esq.	Erik D. Ojala, Esq.
	Dechert LLP	Shanna Palmersheim, Esq.
Harbor Funds

P.O. Box 804660  |  Chicago, Illinois 60680-4108

800-422-1050  |  www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.